KIEWIT DIVERSIFIED GROUP

Index to Financial Statements and
Management's Discussion and Analysis
of Financial Condition and Results of Operations


Financial Statements:

Condensed Statements of Earnings for the
		three months ended September 30, 1996 and 1995 and the nine months ended September 30, 1996 and 1995

Condensed Balance Sheets as of September 30, 1996
		and December 30, 1995
Condensed Statements of Cash Flows for the
		nine months ended September 30, 1996 and 1995

Notes to Condensed Financial Statements

Management's Discussion and Analysis of
	Financial Condition and Results of Operations



KIEWIT DIVERSIFIED GROUP

Condensed Statements of Earnings
(unaudited)

                                					Three Months Ended	  Nine Months Ended
						                                   September 30,		    	September 30,
(dollars in millions,
   except per share data)		          1996	        1995	     1996      	1995

Revenue	                          			$ 165        $ 152    	$ 482    	$429
Cost of Revenue			                     (98)   	     (86)	    (295)	   (247)
                                     -----         ----     -----     ----
				                                   	67	          66	      187	     182

General and Administrative Expenses		  (38)         (38)	    (119)     (98)
                                     -----        -----     -----     ----
Operating Earnings		                    29          	28       	68      	84

Other Income (Expense):
	Investment Income, net		               17          	17	       49	      40
	Interest Expense, net		                (9)	         (6)	     (22)	    (18)
	Other, net		                            2	         (21)        3	     123
                                    ------        -----      ----     ----
					                                   10	         (10)	      30     	145

Equity Loss in MFS		                     -    	     (46)	       -     (131)
                                   -------        -----      ----     ----
Earnings (Loss) Before Income
 Taxes and	Minority Interest         		39	          (28)      	98	      98

Benefit (Provision) for Income Taxes 		(15)	         82	      (38)      	1

Minority Interest in Net Income
	of Subsidiaries		                       -	          (3)	      (1)     (11)
                                   -------        -----      ----     ----

Net Earnings		                     $    24       	$  51     	$ 59    	$ 88
                                   =======        =====      ====     ====

Earnings Per Common & Common
	Equivalent Share		                $   .98       	$2.38 	   $2.52 	  $4.13
                                   =======        =====     =====    =====


See accompanying notes to condensed financial statements.

KIEWIT DIVERSIFIED GROUP

Condensed Balance Sheets

                                     		  			September 30,	    December 30,
					                                          	1996             	1995
(dollars in millions)		                     	(unaudited)

Assets
Current Assets:
	Cash and cash equivalents	                  $  323           	$  363
	Marketable securities	                         447	              473
	Receivables, less allowance of $3 and $2	       78               	81
	Other	                                          41     	          39
                                             ------            ------
Total Current Assets	                           889	              956

Property, Plant and Equipment,
	less accumulated depreciation and
	amortization of $332 and $289	                 649              	621
Investments	                                    561	              470
Intangible Assets, net	                         336	              347
Other Assets	                                    82	               94
                                             ------            ------
				                                         $2,517	           $2,488
                                             ======            ======
Liabilities and Stockholders' Equity
Current Liabilities:
	Accounts payable		                         $    60           	$   61
	Current portion of long-term debt:
		Telecommunications		                           73	               36
		Other		                                         2	                4
	Accrued costs and billings in excess
		of revenue on uncompleted contracts    		      11	               10
	Accrued reclamation and other mining costs		    20               	18
	Other		                                         71        	       86
                                            -------            ------
Total Current Liabilities		                     237	              215

Long-Term Debt, less current portion:
	Telecommunications		                           210	              264
	Other		                                        114	               97
Deferred Income Taxes		                         230	              235
Retirement Benefits		                            50               	54
Accrued Reclamation Costs		                      96	               99
Other Liabilities		                             152	              170
Minority Interest		                             220	              214

Stockholders' Equity (Redeemable common stock
	$1,147 million current aggregate
    redemption value):
		Common equity				                           1,191            	1,125
		Foreign currency adjustment			                 (1)	              (1)
		Net unrealized holding gain			                 18	               16
                                            -------           -------
Total Stockholders' Equity	             		    1,208          	  1,140
                                            -------           -------
                                     				 	 $ 2,517          	$ 2,488
                                            =======           =======

See accompanying notes to condensed financial statements.

KIEWIT DIVERSIFIED GROUP

Condensed Statements of Cash Flows
(unaudited)

                                            							Nine Months Ended
							                                              	September 30,
(dollars in millions)					                         1996	        1995

Cash flows from continuing operations:
	Net cash provided by continuing operations	   		  $ 125 	     $ 200

Cash flows from investing activities:
	Proceeds from sales and maturities of
		marketable securities and investments 			          144	        192
	Purchases of marketable securities			              (122)      	(188)
	Capital expenditures				                            (78)       	(81)
	Acquisitions and investment in affiliates			       (109)      	(180)
	Proceeds from sale of assets and other			             7	         10
                                                   -----       -----
		Net cash used in investing activities			          (158)      	(247)

Cash flows from financing activities:
	Proceeds from long-term debt borrowings	       		    35	         23
	Payments on long-term debt, including
		current portion				                                (38)	       (22)
	Issuance of subsidiary Class D common stock           1	          3
	Repurchases of common stock			                      (11)	        (3)
	Exchange of Class B&C Stock for Class D Stock, net	  19       	 154
	Payments of dividends			                            (13)  	       -
                                                   -----       -----
		Net cash provided by (used in) financing activities (7) 	      155

Cash flows from proceeds due to sales of
	discontinued packaging operations			                  -	         29

Cash and cash equivalents of MFS at
  beginning of period		                                -	        (22)

Effect of exchange rates on cash			                    -	          1
                                                   -----       -----
Net change in cash and cash equivalents			           (40)	       116

Cash and cash equivalents at beginning of period		   363	        330
                                                   -----       -----
Cash and cash equivalents at end of period			      $ 323      	$ 446
                                                   =====       =====

Noncash investing activities:
    Conversion of CalEnergy Convertible Debentures
        to CalEnergy Common Stock			               $  66     	$    -
    Dividend of investment in MFS			                   -	        399
    Issuance of C-TEC Redeemable Preferred
        Stock for acquisition 			                      -	         44

See accompanying notes to condensed financial statements.

KIEWIT DIVERSIFIED GROUP

Notes to Condensed Financial Statements


1.	Basis of Presentation:

	The condensed balance sheet of Kiewit Diversified Group (the "Group") at December 30, 1995 has been condensed from the Group's audited balance sheet as of that date. All other financial statements contained herein are unaudited and have been prepared using historical amounts included in the Peter Kiewit Sons', Inc. ("PKS") consolidated condensed financial statements. The Group's accounting policies and certain other disclosures are set forth in the notes to the financial statements contained in PKS' Annual Report on Form 10-K as an exhibit for the year ended December 30, 1995.

	Although the financial statements of PKS' Construction & Mining Group and Diversified Group separately report the assets, liabilities and stockholders' equity of PKS attributed to each such group, legal title to such assets and responsibility for such liabilities will not be affected by such attribution. Holders of Class B&C Stock and Class D
Stock are stockholders of PKS. Accordingly, the PKS consolidated condensed financial statements and related notes as well as those of the Kiewit Construction & Mining Group should be read in conjunction with these financial statements.

	Where appropriate, items within the condensed financial statements have been reclassified from the previous periods to conform to current year presentation.


2.	Earnings Per Share:

	Primary earnings per share of common stock have been computed using the weighted average number of shares outstanding during each period. Fully diluted earnings per share have not been presented because they are not materially different from primary earnings per share. The number of shares used in computing earnings per share was 23,181,785 and 21,326,218 for the three months ended September 30, 1996 and 1995 and 23,207,898 and 21,283,397 for the nine months ended September 30, 1996 and 1995.

	Pursuant to the Certificate of Incorporation of PKS, the stock price calculation is computed annually using the number of shares outstanding at the end of the fiscal year.


KIEWIT DIVERSIFIED GROUP

Notes to Condensed Financial Statements

3.	Summarized Financial Information:

	The Group's 50% portion of PKS' corporate assets and liabilities and related transactions, which are not separately identified with the ongoing operations of the Construction & Mining Group or the Diversified Group, and specifically attributable items are as follows:

	(dollars in millions)
                                     						September 30,	   December 30,
	                                        						1996	            1995

	Marketable securities	                     $    5           	$  10
	Property, plant and equipment, net		            5	               5
	Other assets			                                 2	               3
                                            ------            -----
	   Total Assets			                         $   12           	$  18
                                            ======            =====

	Accounts payable		                         $   10           	$  23
	Long-term debt, including current portion		     1               	3
                                            ------            -----
	   Total Liabilities		                     $   11           	$  26
                                            ======            =====

                           					Three Months Ended		Nine Months Ended
					                               September 30,			  September, 30,
                           					1996	         1995	  1996	       1995

	Other income (expense), net   	$  -          $ (1) 	$ (1)      	$  -


	Corporate general and administrative costs have been allocated to the Group. These allocations were $2 million for the three months ended September 30, 1996 and 1995 and $5 million and $4 million for the nine months ended September 30, 1996 and 1995.

	Mine management fees paid to the Construction & Mining Group were $9 million and $8 million for the three months ended September 30, 1996 and 1995 and $24 million and $23 million for the nine months ended September
30, 1996 and 1995.


4.	Acquisitions:

	On August 8, 1996, C-TEC announced a plan to rescind the 1996 sale of Residential Communications Network to RCN Corporation, ("RCN"), a subsidiary of KDG, and acquire the assets of Liberty Cable from RCN and merge those operations with C-TEC. This action coincides with C-TEC's decision to close discussions concerning the sale of its cable television unit. C-TEC also agreed to exercise its option to unwind the agreement to sell to RCN its
other non-core assets.   On August 30, C-TEC paid RCN $58.3 million,
representing the cost of RCN's investment in Liberty and Residential Communications Network and interest of $1.7 million.



				       KIEWIT DIVERSIFIED GROUP

Notes to Condensed Financial Statements


5.	Investments:

	In February 1996, the Group exercised 1.5 million CalEnergy Company, Inc. ("CalEnergy") options at a price of $9 per share. In September
1996, the Group converted its $66 million of 9.5% Convertible
Subordinated Debentures into 3.6 million shares of CalEnergy common stock. These transactions increased the Group's ownership interest in CalEnergy to 28%.

	On October 15, 1996 the Group exercised 3.3 million CalEnergy options at a price of $12 per share. This transaction brought the Group's ownership interest to 32%. In addition, the Group has 1 million options to purchase additional CalEnergy stock at $11.625 per share that expire in 2001.


6.	Other Matters:

	At a meeting held on October 25, 1996, the PKS Board of Directors directed management to pursue a listing of PKS' Class D stock on a major securities exchange or the NASDAQ National Market as soon as practical during 1998. The Board does not foresee circumstances under which PKS would list the Class D stock prior to 1998. The Board believes that a listing will provide PKS with a capital structure more suitable for the further development of the Diversified Group's business plan. It would also provide liquidity for Class D shareholders without impairing PKS' capital base.

	The Board's action does not ensure that a listing of Class D stock will occur in 1998, or at any time. The Board could delay or abandon plans to list the stock if it determined that such action would be in the best interests of all PKS' shareholders. In addition, PKS' ability to list
Class D stock will be subject to factors beyond its control, including the laws, regulations, and listing eligibility criteria in affect at the time a listing is sought, as well as stock market conditions at the time. Furthermore, the Board might decide to couple the listing of Class D stock with a public offering of newly-issued Class D shares in order to raise additional capital for the Diversified Group. Such an offering could delay or alter the listing plan.

	At the October meeting, the PKS Board of Directors also declared a dividend of $.50 per share for Class D stock, payable on January 4, 1997 to shareholders of record on January 3, 1997.

	On October 28, 1996 CE Electric UK plc ("CE Electric"), made an unsolicited $1.2 billion offer to acquire Northern Electric plc ("Northern"), a regional electricity distribution and supply company in the United Kingdom. CE Electric is owned 70% by CalEnergy and 30% by the Group. Subsequent to the offer, CE Electric has acquired approximately 30% of Northern's shares in open-market transactions. If the acquisition is completed, CE Electric will fund the acquisition with a combination of bank borrowings and capital provided by its shareholders.

	In 1994, several former shareholders of a MFS subsidiary filed a lawsuit against MFS, KDG and the chief executive officer of MFS, in the United
States District Court for the Northern District of Illinois, Case No.
94C-1381. Plaintiffs allege that MFS fraudulently concealed material information about its plans from them, causing them to sell their shares of the subsidiary to MFS at an inadequate price.  The MFS lawsuit was settled in July 1996.  KDG had previously agreed to indemnify MFS
against any liabilities arising from this lawsuit.   The settlement, net
of reserves established, did not materially affect the Group's financial position or results of operations.

The Group is involved in other various lawsuits, claims and regulatory proceedings incidental to its business. Management believes that any resulting liability for legal proceedings beyond that provided should not materially affect the Group's financial position, future results of operations or future cash flows.



KIEWIT DIVERSIFIED GROUP

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations - Third Quarter 1996 vs. Third Quarter 1995

Revenue from each of the Group's business segments for the three months ended September 30, comprised the following (in millions):

                                            						1996	           1995

                       	Mining				                $  61         		$  56
	                       Telecommunications			        90	            	85
	                       Other				                    14       		     11
                                                  -----           -----
					                                             $ 165         		$ 152
                                                  =====           =====


Mining. Mining revenue for the third quarter was $5 million greater than in the third quarter of 1995. Mining revenue increased primarily due to additional alternate source coal needs of a primary customer and new spot coal contracts awarded in 1996.

Operating margins for the third quarter of 1996 were 2% lower than in the
third quarter of 1995.   Higher shipments of low margin spot coal were
partially offset by an increase in high margin alternate source coal sales.

Telecommunications. Telecommunications revenue increased 6% in 1996 compared to 1995. Revenue for C-TEC's cable group increased $5 million or 15% for the third quarter of 1996 compared to the same period in 1995. Increases in subscribers, primarily in its Pennsylvania market, and the consolidation of Mercom since August 1995, contributed to the improved revenue figures. C-TEC's telephone group experienced a $3 million or 9% increase in revenue. Strong access line growth from second-line promotions and growth in access minutes along with increases in Internet access and video conferencing revenues primarily accounted for the revenue increase.

The cost of telecommunications revenue increased 13% in 1996. The cable group's additional Mercom subscribers, higher programming license fees and the additional amortization and depreciation expense from the Mercom consolidation were primarily responsible for the increase. Software expenses due to the expansion of existing telephone services and the costs associated with the increase in access lines and the nonregulated services, Internet access and video conferencing, contributed to an increase in the telephone group's costs.

C-TEC also announced that RCN Inc., a competitive provider of local, long distance telephone, video and Internet services, has taken several significant steps to quickly and efficiently deploy a full package of services to residential customers in Boston and New York. In September, RCN announced a partnership with Boston Edison to utilize their fiber optic network to deliver its communications package to the Boston area. This partnership will complement RCN's alliance with MFS Communications to utilize their network in downtown Boston. In October, RCN signed an agreement with DirecTV to deliver direct broadcast satellite service to multiple dwelling units in New York City. RCN has also signed comprehensive interconnection agreements with NYNEX and Bell Atlantic to allow RCN to interconnect with the local exchange networks at fully reciprocal and identical rates.

General and Administrative Expenses. General and administrative expenses in 1996 were consistent with those of 1995. The costs associated with the development of the RCN business in New York and Boston and the consolidation of Mercom since August, 1995 were offset by lower C-TEC professional fees.

KIEWIT DIVERSIFIED GROUP

Management's Discussion and Analysis of Financial Condition and Results of Operations

Investment Income, net. Investment income for the three months ended September 30, 1996 was consistent with that of the same period in 1995. Declines in international development expenses were offset by a decline in gains on the sale of marketable securities.

Interest Expense, net.   The interest expense on the toll road debt, which was
capitalized in 1995, and C-TEC's preferred stock which began accruing interest in 1996 are primarily responsible for the increase in interest expense.

Other, net. The improvement in other income is primarily attributable to the absence of 1995 performance based expenditures of $16 million and costs incurred related to the spin-off of MFS of $4 million.

Equity Loss in MFS. MFS is a leading provider of communications services to business. PKS spun-off its investment in MFS to Class D stockholders on September 30, 1995. Prior to the spin-off, the Group included its proportionate share of MFS' losses in the statement of earnings. The significant initial development and roll out expenses associated with expansion activities adversely affected MFS' results.

Provision for Income Taxes.   The effective income tax rate in 1996 differs
from the expected statutory rate of 35% primarily due to state income taxes. The effective income tax rate for the three months ended September 30, 1995 differs primarily due to $93 million of income tax benefits from the reversal of certain deferred tax liabilities recognized on gains from previous MFS stock transactions that were no longer payable due to the tax-free spin-off of MFS, partially offset by the net operating loss deduction limitations on losses generated by MFS.

Results of Operations - Nine Months 1996 vs. Nine Months 1995

Revenue from each of the Group's business segments for the nine months ended September 30 comprised the following (in millions):

                                               						1996			    1995

                     	Mining					                   $  172	    $  163
	                     Telecommunications		       		    273	       237
	                     Other                    				     37	        29
                                                    ------     ------
					                                               $  482	    $  429
                                                    ======     ======

Mining. Mining revenue increased $9 million in the first three quarters of 1996 when compared to the same period in 1995. This increase was primarily due to an increase in alternate source coal sales and spot coal sales.

Operating margins were the same in both time periods. The increase in high margin alternate source sales was mitigated by higher shipments of low margin spot coal.

Telecommunications. Telecommunications revenue increased 15% in 1996 compared to 1995. Revenue for C-TEC's cable group increased $29 million or 33% for the first nine months of 1996 compared to the same period in 1995. The consolidations of Twin County and Mercom and subscriber growth in its Pennsylvania market contributed to the improved revenue figure. C-TEC's telephone group experienced a $8 million or 9% increase in revenue. Strong access line growth from second-line promotions and growth in access minutes along with increases in Internet access and video conferencing revenues primarily accounted for the revenue increase.

The cost of telecommunications revenue increased 23% in 1996. The cable group's increase is attributable to higher programming expenses and the costs attributable to consolidation of Mercom and Twin County, including
amortization and depreciation expenses.   Programming expense increased
primarily due to license fee increases, subscriber growth and channel additions. The primary reasons for the increase in the telephone group's costs were higher payroll expense and fees associated with the provision of internet access services and with consulting services for a variety of other regulatory and operational matters. Additionally, materials expense increased in connection with higher video conferencing system sales.

General and Administrative Expenses.  General and administrative expenses
increased 21% in 1996 compared to 1995.   The costs associated with the
development of the RCN business in New York and Boston, the professional fees required to explore C-TEC restructuring alternatives, the consolidation of Twin County and Mercom and the commencement of operations at the privately owned toll road in southern California all contributed to the increase in general and administrative expenses.

Investment Income, net.   Investment income increased 22% for the nine months
ended September 30, 1996 compared to the same period in 1995. Increases in gains on the sale of marketable securities, equity earnings, primarily CalEnergy, and interest income were partially offset by a slight decline in dividend income.

Interest Expense, net. The interest expense on the toll road debt, which was capitalized in 1995, and C-TEC's preferred stock which began accruing interest in 1996 are primarily responsible for the 22% increase in interest expense.

Other, net. The decline of other income in 1996 is primarily attributable to the 1995 settlement of the Whitney litigation and the absence of performance based expenditures and costs related to the spin-off of MFS.

Provision for Income Taxes. The effective income tax rate in 1996 differs from the expected statutory rate of 35% primarily due to state income taxes. The effective income tax rate for the nine months ended September 30, 1995 differs primarily due to $93 million of income tax benefits from the reversal of certain deferred tax liabilities recognized on gains from previous MFS stock transactions that were no longer payable due to the tax-free spin-off of MFS, partially offset by the net operating loss deduction limitations on losses generated by MFS.


			                  KIEWIT DIVERSIFIED GROUP

Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition - September 30, 1996 vs. December 30, 1995

Due to the significant investing activities described below, the Group's working capital decreased $89 million or 12% in the first nine months of 1996.

Investing activities include $109 million of investments and $78 million of capital expenditures, including $14 million for the construction of a privately owned toll road. The investments primarily include C-TEC's $13 million outlay for a note from Kiewit Construction and Mining Group, which is receivable from Mazon Corporativo, S.A. de C.V. and a $27 million investment in Liberty, KDG's $4 million investment in a Philippine power project, $37 million investment in three Indonesian power projects and the exercise of CalEnergy options to purchase CalEnergy stock for $14 million. These capital outlays were partially offset by net proceeds from the sale of marketable securities of $22 million and $4 million of proceeds from the sale of property, plant and equipment and other assets.

Financing sources include $19 million for the exchange of Class B&C Stock for Class D Stock and $16 million for the construction financing of a privately owned toll road and $12 million of C-TEC net borrowings under its revolving credit agreement. Financing uses primarily consist of $13 million for the payment of dividends, $11 million for stock repurchases, $19 million of payments on C-TEC Senior Secured notes, and $2 million of payments on stockholder notes and C-TEC's $15 million outlay for the payment of long-term debt.

The Group anticipates making significant investments in its infrastructure, telecommunications and energy businesses - including its joint venture agreement with CalEnergy covering international power project development activities - and searching for opportunities to acquire businesses which provide for long-term growth. The Group exercised 3.3 million CalEnergy options at $12 per share in October 1996. Other long-term liquidity uses include payment of income taxes and repurchasing the Group's stock. The Group's current financial condition and borrowing capacity should be sufficient for immediate operating and investing activities.

At its October meeting, the PKS Board of Directors also declared a dividend of $.50 per share for Class D Stock, payable on January 4, 1997 to shareholders of record on January 3, 1997.

On August 8, C-TEC announced a plan to rescind the 1996 sale of Residential Communications Network to RCN and acquire the assets of Liberty Cable from RCN and merge those operations with C-TEC. This action coincided with C-TEC's decision to close discussions concerning the sale of its cable television unit. C-TEC also agreed in principle to exercise its option to unwind the agreement to sell to RCN its other non-core assets. On August 30, C-TEC paid RCN $58.3 million, representing the cost of RCN's investment in Liberty and Residential Communications Network and interest of $1.7 million. C-TEC will continue to explore ways to increase its profitability and value which could include a restructuring transaction.

On October 28, 1996, CE Electric UK plc ("CE Electric"), made an unsolicited $1.2 billion offer to acquire Northern, a regional electricity distribution and supply company in the United Kingdom. CE Electric is owned 70% by CalEnergy and 30% by the Group. Subsequent to the offer, CE Electric has acquired approximately 30% of Northern's shares in open-market transactions. If the acquisition is completed, CE Electric will fund the acquisition with a combination of bank borrowings and capital provided by its shareholders.



KIEWIT DIVERSIFIED GROUP

Management's Discussion and Analysis of Financial Condition and Results of Operations


At a meeting held on October 25, 1996, the PKS Board of Directors directed management to pursue a listing of PKS' Class D stock on a major securities exchange or the NASDAQ National Market as soon as practical during 1998. The Board does not foresee circumstances under which PKS would list the Class D stock prior to 1998. The Board believes that a listing will provide
PKS with a capital structure more suitable for the further development of the Diversified Group's business plan. It would also provide liquidity for Class D shareholders without impairing PKS' capital base.

The Board's action does not ensure that a listing of Class D stock will occur in 1998, or any time. The Board could delay or abandon plans to list the stock if it determined that such action would be in the best interests of all PKS' shareholders. In addition, PKS' ability to list Class D stock will be subject to factors beyond its control, including the laws, regulations, and listing eligibility criteria in affect at the time a listing is sought, as well as stock market conditions at the time. Furthermore, the Board might decide to couple the listing of Class D stock with a public offering of newly-issued Class D shares in order to raise additional capital for the Diversified Group. Such an offering could delay or alter the listing plan.